November 15, 2022

Ms. Lauren Hamilton

Division of Investment Management

U.S. Securities and Exchange Commission

Disclosure and Review and Accounting Office

100 F Street, N.E.

Washington, D.C. 20549-4644

Re: Funds Listed in Exhibit

Dear Ms. Hamilton:

This letter responds to the Securities and Exchange Commission (SEC) Staff’s review comments discussed with Richard Sennett, Brian Poole, Susan Silva, and Brooks Long on September 28, 2022, related to the annual reports and Form N-CEN filings of the referenced T. Rowe Price funds.

1. SEC Comment: There are a few example funds related to this comment, but it applies generally. For funds where the statements of changes have a return of capital (ROC) distribution, please confirm that there is no reference to yields or dividends when describing distributions that may contain ROC distributions in the marketing materials, financial statements disclosure, and/or website disclosure as those terms may be misinterpreted as income. Example funds are the T. Rowe Price Emerging Markets Local Multi-Sector Account Portfolio and T. Rowe Price Institutional Long Duration Credit Fund.

Management Response: We confirm that there are no references to yield or dividends when describing distributions that may include a return of capital in the T. Rowe Price funds’ marketing materials, financial statement disclosure, and/or website disclosure, as those terms may be interpreted as income.

2. SEC Comment: Please confirm that each of the funds in the above comment have complied with the shareholder notice requirement regarding its return of capital distribution per Section 19(a) of the Investment Company Act of 1940. Refer to the Investment Management Dear CFO letter #201902 dated November 22, 2019.

Management Response: We confirm that the T. Rowe Price Emerging Markets Local Multi-Sector Account Portfolio and the T. Rowe Price Institutional Long Duration Credit Fund have complied with Section 19(a) and Investment Management Dear CFO letter #201902 dated November 22, 2019.

3. SEC Comment: This comment relates to the T. Rowe Price Intermediate Tax-Free High Yield Fund. In the audited report of the independent public accounting firm, it notes “Our procedures included confirmation of securities owned as of February 28, 2022, by correspondence with the custodian.” Please explain in correspondence why no reference was made to confirmations with brokers in the audit opinion.

Management Response: The audit procedures for the T. Rowe Price Intermediate Tax-Free High Yield Fund included confirmation of securities owned by the fund as of May 31, 2021, by correspondence with the custodian and with brokers. The missing disclosure related to correspondence with brokers was an unintentional omission and had been included in a final draft of the audit opinion that was received prior to filing the shareholder report on form N-CSR.

4. SEC Comment: This comment relates to the T. Rowe Price Tax-Free High Yield Fund. We noted that the fund disclosed waived expenses in the statement of operations and notes to financial statements, specifically Note 5 entitled Related Party Transactions; however, the response to item C.8.b. was reported as ‘no’ on Form N-CEN that was filed on April 28, 2022. Please explain the discrepancy in correspondence.

Management Response: We acknowledge the inconsistency in the response to item C.8.b. of Form N-CEN, which should have been reported as ‘yes’. For future filings, we will ensure responses to this item are appropriate and consistent with disclosures in the financial statements.

5. SEC Comment: This comment relates to the Institutional High Yield Fund. The statement of assets and liabilities, statement of operations, and securities lending note to the financial statements disclosed securities lending activity; however, the response to item C.6.b. was reported as ‘no’ on Form N-CEN that was filed on August 8, 2022. Please explain the discrepancy in correspondence.

Management Response: We acknowledge the inconsistency in the response to item C.6.b. of Form N-CEN and the Institutional High Yield Fund’s financial statements, which should have been reported as ‘yes’ in Form N-CEN; however, the other sub-items to item C.6. were appropriately reported, including the monthly average value of portfolio securities on loan during the period and the net income from securities lending activity. For future filings, we will ensure responses to this item are consistent with disclosures in the financial statements and within item C.6. of the Form N-CEN.

6. SEC Comment: This comment relates to the T. Rowe Price Retirement Funds, Inc., file #811-21149. We noted on the website for these funds that they disclose a summary of principal risks for each fund; however, the risks on the website do not align with the principal risks set forth in the summary prospectuses. Please explain the discrepancy in correspondence.

For example, the website summarizes the principal risks for the Retirement 2045 Fund as follows:

Asset allocation risk; Risks of stock investing; Small- and mid-cap stock risk; Investment style risk; Interest rate risk; Credit risk; Liquidity risk; and International investing risk

Whereas, the Summary Prospectus for Retirement Fund 2045, dated October 1, 2021, lists the following principal risks:

Active Management/Asset allocation; Investments in other funds; Market conditions; Stock exposure; Bond exposure; International investing; Emerging markets; Market capitalization; Investment style; Inflation; Liquidity; and Cybersecurity breaches.

Please ensure that the risk disclosures on the websites and in the summary prospectus are aligned for other funds as well.

Management Response: We have reviewed the principal risks disclosed in the Retirement 2045 Fund’s prospectus against the summary of risks included on this fund’s “Fund Facts” web page, which includes details about the fund, on the T. Rowe Price Financial Advisor/Intermediary website. We believe the Fund Facts web page is the website cited by the SEC in the comment above.

We note that consistent with applicable advertising rules and industry practice, the risk disclosure included on the website is intended to serve as a summary of the fund’s risks rather than re-publishing the principal risks in the fund’s summary prospectus. Among other things, Financial Industry Regulatory Authority (FINRA) Rule 2210(d)(1) requires website disclosures, to provide a “balanced treatment of risks and potential benefits” but does not specify that marketing material repeat all of the risk disclosures as stated in the fund’s prospectus. We further note that the Fund Facts page (and all Fund Facts pages on our websites) include a prominent link to the fund’s prospectus, allowing prospective investors opportunity to read the fund’s prospectus in its entirety, including all of the principal risks, alongside the marketing material found on the web page. Our websites employ a “linking and layering” approach, in which investors visiting the website can access more detailed disclosures via a link to the prospectus and other important fund documents.

Nonetheless, we appreciate the Staff’s comment relating to the Retirement 2045 Fund’s risk disclosure on the website compared to the Summary Prospectus and will revise the risk disclosure and replace the bulleted list with a paragraph describing the fund’s risks as found in the fund’s Summary Prospectus. In addition, we will replace the phrase “principal risks” in the heading describing the fund’s risks with “risks” to avoid potential confusion. We also are undertaking a review of our other mutual funds’ risk disclosures across our websites to determine whether any other clarifying revisions need to be made for consistency with prospectuses.

7. SEC Comment: This comment relates to the T. Rowe Price Floating Rate Fund. No adviser was reported in Item C.9. within the Form N-CEN for the period May 31, 2022. Please revise the filing.

Management Response: The missing disclosure was an unintentional omission. Previous N-CEN filings have included the appropriate information and we will ensure responses to this item in future filings are completed appropriately.

8. SEC Comment: This comment relates to the T. Rowe Price QM U.S. Bond Index Fund. The financial highlights for the October 31, 2021 report had a portfolio turnover rate of 225.2% and for the prior year October 31, 2020 showed 161.2%; however, we did not see a corresponding portfolio turnover risk within the summary prospectus dated March 1, 2022. Please explain if active and frequent trading is part of the fund’s principal investment strategy, and, if so, why an applicable risk related to portfolio turnover is not included as a principal risk in the summary prospectus.

Management Response: The T. Rowe Price QM U.S. Bond Index Fund’s prospectus discloses high portfolio turnover as part of the risk relating to TBAs and dollar rolls. However, in the next annual update, we intend to disclose portfolio turnover risk as a separate risk.

9. SEC Comment: This comment relates to the T. Rowe Price Spectrum Moderate Allocation Fund. Here we noted that the fund had not included an accounting policy for the treatment on inflation adjustments for inflation bonds; however, the fund held the underlying T. Rowe Price Limited Duration Inflation Focused Bond Fund. Please explain and adequately describe the significant accounting policy in the financial statements going forward. Please refer to GAAP reference ASC 235-10-50-1. We noted that T. Rowe Price Spectrum Conservative Allocation Fund and T. Rowe Price Spectrum Moderate Growth Allocation Fund had similar exposure and included the relevant disclosure.

Management Response: Within the “Investment Transactions, Investment Income, and Distributions” footnote under our significant accounting policies, we include the following accounting policy language when a fund directly invests in inflation-indexed bonds during the reporting period: Inflation adjustments to the principal amount of inflation-indexed bonds are reflected as interest income. This language is not included if a fund invests in an underlying fund which invests in inflation-indexed bonds. However, we confirm that the language was missing in error for the T. Rowe Price Spectrum Moderate Allocation Fund, which held inflation-indexed bonds during the fiscal year ended May 31, 2022, but did not at year-end, similar to the other two Spectrum Funds, which appropriately included the accounting policy language. For future filings, we will ensure appropriate disclosure of a fund’s accounting policy for treatment of investments in inflation-indexed bonds when held directly.

10. SEC Comment: This comment relates to the T. Rowe Price Global Allocation Fund. We noted within the October 31, 2021 Form N-CSR, specifically Note 7, entitled Related Party Transactions, the following disclosure for the Advisor Class: “Price Associates is required to waive its management fee or pay any expenses (excluding interest; expenses related to borrowings, taxes, and brokerage; and other non-recurring expenses permitted by the investment management agreement) that would otherwise cause the class’s ratio of annualized total expenses to average net assets (net expense ratio) to exceed its expense limitation.” We also noted the fee table footnote in the March 1, 2022 prospectus that states “T. Rowe Price Associates, Inc., has contractually agreed (through February 29, 2024) to waive its fees and/or bear any expenses (excluding interest; expenses related to borrowings, taxes, and brokerage; nonrecurring, extraordinary expenses; and acquired fund fees and expenses) that would cause the class’ ratio of expenses to average daily net assets to exceed 1.15%,” with emphasis on the last two items. There is a similar note for the I Class. Confirm whether acquired fund fees and expenses and extraordinary expenses are excluded from the expense limitation agreement and further align the related party footnote and fee waiver exclusion with the footnote to the fee table going forward.

Management Response: We confirm that the acquired fund fees and expenses and extraordinary expenses are excluded from the expense limitation agreement. We have intentionally excluded the term “extraordinary” from the language in the notes to financial statements given that this is not U.S. GAAP terminology, and simply state “nonrecurring expenses”. In addition, “acquired fund fees and expenses” are not reflected within the fund’s financial statements; therefore, it has been excluded from the language in the notes to the financial statements. Going forward, we will update the language in our related party footnote to align with the language disclosed in the footnote to the prospectus fee table.

11. SEC Comment: This comment refers to the New Income Fund for the May 31, 2022 period. We noted that within the financial highlights for the Advisor Class, net and gross expense ratios of 131 basis points had increased approximately 51 basis points from the prior year. At May 31, 2021, gross and net expense ratios were 80 basis points. We further noted that the latest prospectus, which was dated October 1, 2021, had restated the fees to be 74 basis points. Please supplementally explain the increase in fees.

Management Response: The increase in operating expenses was primarily due to a dramatic increase in the number of smaller retail accounts that were serviced in the Advisor Class. The current prospectus dated October 1, 2022 reflects the increase in fees.

12. SEC Comment: This comment refers to the T. Rowe Price U.S. Treasury Long-Term Index Fund. We noted within the financial highlights for the May 31, 2021 period, specifically the Investor Class, the gross and net expense ratios were 32 and 27 basis points, respectively; however, the October 1, 2021 summary prospectus indicated gross and net expenses of 23 basis points, and that the ratios were not marked as being restated. Please explain how this aligns with the financial statement information. Further, we noted that the website information for this fund indicated that the gross and net expense ratios were 23 basis points; however, the financial highlights for the May 31, 2022 period indicated the gross and net as 29 basis points. Please explain how the website aligns with financial statement information. Refer to Item 3 of Form N-1A for specific instructions related to the fee table.

Management Response: Prior to October 1, 2020, the T. Rowe Price U.S. Treasury Long-Term Index Fund (Fund) had a contractual management fee waiver arrangement that accounted for the difference between the gross and net expense ratios. However, effective October 1, 2020, this management fee waiver arrangement was terminated, and the Fund’s overall management fee rate was reduced to 0.06%. This resulted in the fee table appropriately assuming the new management fee rate, although certain figures in the fee table should have indicated that they were restated. Specifically, the difference between the total annual fund operating expenses of 0.23% in the October 1, 2021 prospectus and the gross and net expense ratios of 0.32% and 0.25%, respectively, in the May 31, 2021 financial statements is that the prospectus reflects the new management fee rate of 0.06% which was effective October 1, 2020 plus the other expenses ratio of 0.17% (for a total of 0.23%), and the financial statements reflect a blended management fee rate of 0.15% (0.29% from June 1, 2020-September 30, 2020; and 0.06% from October 1, 2020-May 31, 2021) plus the other expenses ratio of 0.17% (for a total of 0.32% gross). In addition, the difference between the total annual fund operating expenses of 0.23% in the October 1, 2021 prospectus and the gross and net expense ratios of 0.29% in the May 31, 2022 financial statements is due to the difference in the ratios related to the other expenses, which, as of May 31, 2021 and May 31, 2022, were 0.17% and 0.23%, respectively. Per FINRA rules, expense ratios set forth in connection with performance advertising should align with the prospectus fee table gross and net expense ratios as opposed to the financial highlights gross and net expense ratios. The Fund’s prospectus has since been updated, effective October 1, 2022, and no figures in the fee table needed to be restated.

13. SEC Comment: This comment refers to the T. Rowe Price U.S. Treasury Intermediate Index Fund. The October 1, 2021 summary prospectus shows gross and net expense ratios for the Investor Class of 25 basis points and is also disclosed as such on the website. However, the May 31, 2021 financial highlights show gross and net expense ratios for the Investor Class at 32 basis points and 28 basis points, respectively, and further, the May 31, 2022 financial highlights show gross and net expense ratios as 27 basis points. We also noted similar situation for I Class for this fund.

Management Response: Prior to October 1, 2020, the T. Rowe Price U.S. Treasury Intermediate Index Fund (Fund) had a contractual management fee waiver arrangement that accounted for the difference between the gross and net expense ratios. However, effective October 1, 2020, this management fee waiver arrangement was terminated, and the

Fund’s overall management fee rate was reduced to 0.06%. This resulted in the fee table appropriately assuming the new management fee rate, although certain figures in the fee table should have indicated that they were restated. Specifically, the difference between the total annual fund operating expenses of 0.25% in the October 1, 2021 prospectus and the gross and net expense ratios of 0.32% and 0.28%, respectively, in the May 31, 2021 financial statements is that the prospectus reflects the new management fee rate of 0.06% which was effective October 1, 2020 plus the other expenses ratio of 0.19% (for a total of 0.25%), and the financial statements reflect a blended management fee rate of 0.13% (0.29% from June 1, 2020-September 30, 2020; and 0.06% from October 1, 2020-May 31, 2021) plus the other expenses ratio of 0.19% (for a total of 0.32% gross). In addition, the difference between the total annual fund operating expenses of 0.23% in the October 1, 2021 prospectus and the gross and net expense ratios of 0.27% in the May 31, 2022 financial statements is due to the difference in the ratios related to the other expenses, which, as of May 31, 2021 and May 31, 2022, were 0.19% and 0.21%, respectively. Per FINRA rules, expense ratios set forth in connection with performance advertising should align with the prospectus fee table gross and net expense ratios as opposed to the financial highlights gross and net expense ratios. The Fund’s prospectus has since been updated, effective October 1, 2022, and no figures in the fee table needed to be restated.

14. SEC Comment: This comment refers to the T. Rowe Price Ultra Short-Term Bond Fund. We noted that the fund invested in asset-backed securities which looked to be approximately 12% of net assets and we further noted in the financial statement footnotes stated that the volume of the fund’s activity in derivatives based on notional amounts of derivative instruments was as follows: forward currency exchange contracts was generally between 2-5% of net assets; futures contracts was generally between 4-12% of net assets; options was generally between 0-10% of net assets; and swaps was generally between 0-6% of net assets. However, the most recent prospectus did not include a discussion of these particular asset classes in the principal investment strategies or principal risks sections. Please explain why these specific asset classes have not been included as a principal strategy and principal risk of the fund and whether the disclosures in the prospectus are appropriate provided the significance of these asset classes in the portfolio.

Management Response: We have revised the T. Rowe Price Ultra Short-Term Bond Fund’s prospectus (dated October 1, 2022, revised October 28, 2022) to disclose derivatives (including currency forwards, futures, and swaps) and asset-backed securities as principal strategies. We also added relevant risk disclosure for derivatives. We note that the previously dated prospectus included principal risk disclosure for asset-backed securities.

15. SEC Comment: This comment refers to the T. Rowe Price International Equity Index Fund. This fund had a significant percentage of its net assets invested in Europe. As of October 31, 2021, Form N-CSR indicated approximately 64% of its net assets, and the website indicated approximately 63% of its net assets as of July 31, 2022. However, the most recent prospectus does not include disclosure of the risks related to investing in Europe. Please include such risks in the next prospectus update or explain why investing in Europe has not been included as a principal risk of the fund while it is a principal risk for other similar funds (e.g., European Stock Fund).

Management Response: Assuming the T. Rowe Price International Equity Index Fund’s benchmark index, the MSCI EAFE Index Net, maintains significant exposure to European securities, we intend to add a risk specific to investing in Europe as part of the next annual prospectus update.

16. SEC Comment: This comment refers to the T. Rowe Price U.S. Treasury Money Fund, and we also noticed on other money market funds, therefore the comment applies across the complex. The money market funds did not prominently disclose on its website a link to the web site of the Securities and Exchange Commission where a user may obtain the most recent 12 months of publicly available information filed on Form N-MFP in accordance with Rule 2a-7; reference section (h) item (10) subitem (iii). The Staff recognizes that this question has been asked in a prior review; please provide in correspondence the direct link to this information and consider providing the link in a more prominent location so that it is more easily accessible. Also, this comment relates to the T. Rowe Price Government Money Market and T. Rowe Price Cash Reserve Fund.

Management Response: A link to Form N-MFP appears at the bottom of each monthly holdings report for each money market fund. As an example, please see last page of the holdings report found at the following location:

https://individual.troweprice.com/gcFiles/pdf/phscrm1.pdf

We will update each money market fund’s website to include the required link under the heading “Important Information.”

17. SEC Comment: This comment refers to the T. Rowe Price Limited Duration Inflation Focused Bond Fund. We noted that within the May 31, 2022 financial statement notes entitled Counterparty Risk and Collateral the following disclosure: “Collateral requirements are determined daily based on the net aggregate unrealized gain or loss on all bilateral derivatives with a counterparty, subject to minimum transfer amounts that typically range from $100,000 to $250,000. Any additional collateral required due to changes in security values is typically transferred the next business day.” We further noted within the table summarizing the fund’s OTC and bilateral derivatives at the reporting date that, for RBC Dominion Securities, no collateral had been pledged by the counterparty resulting in a loss exposure of $621,000. Similarly, for Citibank, the loss exposure is $344,000. These amounts are greater than the transfer threshold; please supplementally confirm that any additional collateral owed was transferred the next business day.

Management Response: We confirmed that, on June 1, 2022, the T. Rowe Price Limited Duration Inflation Focused Bond Fund received an additional margin call of $410,000 from Citibank and a margin call of $630,000 from RBC Dominion Securities, which cover the loss exposures reflected in the derivatives offsetting table related to these two counterparties.

18. SEC Comment: This comment relates to the T. Rowe Price Global Allocation Fund. We noticed that the fund held in its investments the T. Rowe Price Emerging Markets Local Currency Bond Fund Investor Class. We noted the fees for this share class from the prospectus dated May 1, 2022 are 84 basis points. Please supplementally explain this position as a lower fee share class is available, specifically the Z Class or I Class. We further noted that other T. Rowe Price funds held by the Global Allocation Fund were invested in the Institutional share class; please supplementally explain why the fund was not invested in the Z Class or I Class where applicable.

Management Response: The T. Rowe Price Global Allocation Fund (Global Allocation Fund) initially invested in the Investor Class of the T. Rowe Price Emerging Markets Local Currency Bond Fund (EM Bond Fund) because the Investor Class was the only share class of the fund available at that time. On November 22, 2021, shares held by the Global Allocation Fund in EM Bond Fund Investor Class were converted to the I Class shares, which has a lower overall expense ratio. There is no institutional fund version of the EM Bond Fund. Further, Class Z shares of the EM Bond Fund are currently unavailable for purchase by the Global Allocation Fund because that Class is only available for use by funds of funds that utilize a unitary fee structure (the Global Allocation Fund does not utilize such a structure). Please note that in situations in which a T. Rowe Price fund invests in another T. Rowe Price fund, to ensure that a fund does not incur duplicate management fees (paid by the underlying T. Rowe Price fund and the investing fund), Price Associates permanently waives a portion of its management fee charged to the investing fund in an amount sufficient to fully offset that portion of management fees paid by each underlying T. Rowe Price fund related to the fund’s investment therein.

19. SEC Comment: This comment relates to the T. Rowe Price Emerging Markets Corporate Bond Fund. We noted that the fund is lacking a foreign tax footnote within the December 31, 2021 financial statements. Supplementally explain and update in future filings. Same comment for the T. Rowe Price Global High Income Bond Fund. Generally, this comment applies across the complex; where this note is needed, please ensure it is updated.

Management Response: Our foreign taxes footnote is disclosed if a fund reports foreign taxes parenthetically within the Statement of Operations (SOP). The T. Rowe Price Emerging Markets Corporate Bond Fund and T. Rowe Price Global High Income Bond Fund did not incur foreign taxes during the fiscal year period ended December 31, 2021.

20. SEC Comment: We noted that per Form N-CSRS for the T. Rowe Price Short-Term Fund, a series of the T. Rowe Price Reserve Funds, Inc., the November 30, 2021 period indicated the following disclosure within the subsequent event footnote: “On December 13, 2021, a majority of the fund’s outstanding shares were redeemed.” We did not see an N-CSR filed subsequent to this and we further noted that the N-PORT-P for the November 30, 2021 period indicated a ‘no’ response to Item A.4., which indicates a final filing. Looking for confirmation in correspondence whether a liquidation has occurred and, if so, provide the liquidation date and update within EDGAR, if not then explain further.

Management Response: The T. Rowe Price Short-Term Fund (Fund) was used to invest the cash collateral related to securities lending for our T. Rowe Price funds. Due to new Rule 12d1-4, the T. Rowe Price funds transferred all of their cash collateral from securities lending to one of the T. Rowe Price money market funds on December 13, 2021. The T. Rowe Price Short-Term Fund currently has no assets but remains registered until further decision is made whether to permanently close and formally liquidate the fund.

***

If you have any additional questions or would like to discuss any response, please contact me (410-577-5143, Alan.Dupski@troweprice.com), Rick Sennett (410-577-4308, Richard.Sennett@troweprice.com), Susan Silva (410-345-6213, Susan.Silva@troweprice.com), or Brian Poole (410-345-6646, Brian.Poole@troweprice.com).

Respectfully,

Alan S. Dupski

Treasurer, T. Rowe Price Funds

cc:  Kristin Francisco – Partner, PricewaterhouseCoopers LLP

  Fran Pollack-Matz – Managing Counsel, T. Rowe Price Associates, Inc.

  Dino Capasso – Chief Compliance Officer, T. Rowe Price Associates, Inc.

EXHIBIT

File #	Registrant Name	Series Name	FYE Reviewed
811-02684	T. Rowe Price Tax-Free Income Fund, Inc.	T. Rowe Price Tax-Free Income Fund, Inc.	02/28/2022
811-03055	T. Rowe Price Tax-Exempt Money Fund, Inc.	T. Rowe Price Tax-Exempt Money Fund, Inc.	02/28/2022
811-03872	T. Rowe Price Tax-Free Short-Intermediate Fund, Inc.	T. Rowe Price Tax-Free Short-Intermediate Fund, Inc.	02/28/2022
811-04163	T. Rowe Price Tax-Free High Yield Fund, Inc.	T. Rowe Price Tax-Free High Yield Fund, Inc.	02/28/2022
811-04521	T. Rowe Price State Tax-Free Funds, Inc.	T. Rowe Price Georgia Tax-Free Bond Fund	02/28/2022
811-04521	T. Rowe Price State Tax-Free Funds, Inc.	T. Rowe Price New Jersey Tax-Free Bond Fund	02/28/2022
811-04521	T. Rowe Price State Tax-Free Funds, Inc.	T. Rowe Price Maryland Short-Term Tax-Free Bond Fund	02/28/2022
811-04521	T. Rowe Price State Tax-Free Funds, Inc.	T. Rowe Price Maryland Tax-Free Money Fund	02/28/2022
811-04521	T. Rowe Price State Tax-Free Funds, Inc.	T. Rowe Price New York Tax-Free Money Fund	02/28/2022
811-04521	T. Rowe Price State Tax-Free Funds, Inc.	T. Rowe Price Maryland Tax-Free Bond Fund	02/28/2022
811-04521	T. Rowe Price State Tax-Free Funds, Inc.	T. Rowe Price Virginia Tax-Free Bond Fund	02/28/2022
811-04521	T. Rowe Price State Tax-Free Funds, Inc.	T. Rowe Price New York Tax-Free Bond Fund	02/28/2022
811-07353	T. Rowe Price Corporate Income Fund, Inc.	T. Rowe Price Corporate Income Fund, Inc.	05/31/2022
811-08207	T. Rowe Price Tax-Efficient Funds, Inc.	T. Rowe Price Tax-Efficient Equity Fund	02/28/2022
811-21055	T. Rowe Price Institutional Income Funds, Inc.	T. Rowe Price Institutional Long Duration Credit Fund	05/31/2021
811-21055	T. Rowe Price Institutional Income Funds, Inc.	T. Rowe Price Institutional Cash Reserves Fund	05/31/2022
811-21055	T. Rowe Price Institutional Income Funds, Inc.	T. Rowe Price Institutional High Yield Fund	05/31/2022
811-21055	T. Rowe Price Institutional Income Funds, Inc.	T. Rowe Price Institutional Floating Rate Fund	05/31/2021
811-22620	T. Rowe Price Multi-Sector Account Portfolios, Inc.	T. Rowe Price Investment-Grade Corporate Multi-Sector Account Portfolio	02/28/2022
811-22620	T. Rowe Price Multi-Sector Account Portfolios, Inc.	T. Rowe Price Emerging Markets Local Multi-Sector Account Portfolio	12/31/2021
811-22620	T. Rowe Price Multi-Sector Account Portfolios, Inc.	T. Rowe Price Mortgage-Backed Securities Multi-Sector Account Portfolio	02/28/2022
811-22620	T. Rowe Price Multi-Sector Account Portfolios, Inc.	T. Rowe Price Emerging Markets Corporate Multi-Sector Account Portfolio	12/31/2021
811-22620	T. Rowe Price Multi-Sector Account Portfolios, Inc.	T. Rowe Price Floating Rate Multi-Sector Account Portfolio	02/28/2022
811-22620	T. Rowe Price Multi-Sector Account Portfolios, Inc.	T. Rowe Price High Yield Multi-Sector Account Portfolio	02/28/2022
811-22968	T. Rowe Price Intermediate Tax-Free High Yield Fund, Inc.	T. Rowe Price Intermediate Tax-Free High Yield Fund, Inc.	02/28/2022
811-02958	T. Rowe Price International Funds, Inc.	T. Rowe Price Emerging Markets Stock Fund	10/31/2021
811-02958	T. Rowe Price International Funds, Inc.	T. Rowe Price Global High Income Bond Fund	12/31/2021
811-02958	T. Rowe Price International Funds, Inc.	T. Rowe Price Emerging Markets Local Currency Bond Fund	12/31/2021
811-02958	T. Rowe Price International Funds, Inc.	T. Rowe Price Emerging Markets Corporate Bond Fund	12/31/2021
811-02958	T. Rowe Price International Funds, Inc.	T. Rowe Price Emerging Markets Bond Fund	12/31/2021
811-02958	T. Rowe Price International Funds, Inc.	T. Rowe Price International Stock Fund	10/31/2021
811-02958	T. Rowe Price International Funds, Inc.	T. Rowe Price International Disciplined Equity Fund	10/31/2021

File #	Registrant Name	Series Name	FYE Reviewed
811-02958	T. Rowe Price International Funds, Inc.	T. Rowe Price International Bond Fund	12/31/2021
811-02958	T. Rowe Price International Funds, Inc.	T. Rowe Price Latin America Fund	10/31/2021
811-02958	T. Rowe Price International Funds, Inc.	T. Rowe Price European Stock Fund	10/31/2021
811-02958	T. Rowe Price International Funds, Inc.	T. Rowe Price Overseas Stock Fund	10/31/2021
811-02958	T. Rowe Price International Funds, Inc.	T. Rowe Price Emerging Europe Fund	10/31/2021
811-02958	T. Rowe Price International Funds, Inc.	T. Rowe Price Global Growth Stock Fund	10/31/2021
811-02958	T. Rowe Price International Funds, Inc.	T. Rowe Price Japan Fund	10/31/2021
811-02958	T. Rowe Price International Funds, Inc.	T. Rowe Price Emerging Markets Discovery Stock Fund	10/31/2021
811-02958	T. Rowe Price International Funds, Inc.	T. Rowe Price New Asia Fund	10/31/2021
811-02958	T. Rowe Price International Funds, Inc.	T. Rowe Price Global Stock Fund	10/31/2021
811-02958	T. Rowe Price International Funds, Inc.	T. Rowe Price Dynamic Global Bond Fund	12/31/2021
811-02958	T. Rowe Price International Funds, Inc.	T. Rowe Price Africa & Middle East Fund	10/31/2021
811-02958	T. Rowe Price International Funds, Inc.	T. Rowe Price Asia Opportunities Fund	10/31/2021
811-02958	T. Rowe Price International Funds, Inc.	T. Rowe Price International Value Equity Fund	10/31/2021
811-02958	T. Rowe Price International Funds, Inc.	T. Rowe Price International Discovery Fund	10/31/2021
811-02603	T. Rowe Price Government Money Fund, Inc.	T. Rowe Price Government Money Fund, Inc.	05/31/2022
811-03894	T. Rowe Price Short-Term Bond Fund, Inc.	T. Rowe Price Short-Term Bond Fund, Inc.	05/31/2022
811-03894	T. Rowe Price Short-Term Bond Fund, Inc.	T. Rowe Price Ultra Short-Term Bond Fund	05/31/2022
811-04119	T. Rowe Price High Yield Fund, Inc.	T. Rowe Price U.S. High Yield Fund	05/31/2021
811-04119	T. Rowe Price High Yield Fund, Inc.	T. Rowe Price High Yield Fund, Inc.	05/31/2021
811-04441	T. Rowe Price GNMA Fund, Inc.	T. Rowe Price GNMA Fund	05/31/2022
811-05833	T. Rowe Price Global Funds, Inc.	T. Rowe Price Institutional International Disciplined Equity Fund	10/31/2021
811-05833	T. Rowe Price Global Funds, Inc.	T. Rowe Price Global Value Equity Fund	10/31/2021
811-05860	T. Rowe Price U.S. Treasury Funds, Inc.	T. Rowe Price U.S. Treasury Money Fund	05/31/2022
811-05860	T. Rowe Price U.S. Treasury Funds, Inc.	T. Rowe Price U.S. Treasury Intermediate Index Fund	05/31/2022
811-05860	T. Rowe Price U.S. Treasury Funds, Inc.	T. Rowe Price U.S. Treasury Long-Term Index Fund	05/31/2022
811-05986	T. Rowe Price Index Trust, Inc.	T. Rowe Price Total Equity Market Index Fund	12/31/2021
811-05986	T. Rowe Price Index Trust, Inc.	T. Rowe Price Equity Index 500 Fund	12/31/2021
811-05986	T. Rowe Price Index Trust, Inc.	T. Rowe Price Mid-Cap Index Fund	12/31/2021
811-05986	T. Rowe Price Index Trust, Inc.	T. Rowe Price Small-Cap Index Fund	12/31/2021
811-05986	T. Rowe Price Index Trust, Inc.	T. Rowe Price Extended Equity Market Index Fund	12/31/2021
811-07093	T. Rowe Price Summit Funds, Inc.	T. Rowe Price Cash Reserves Fund	10/31/2021
811-07095	T. Rowe Price Summit Municipal Funds, Inc.	T. Rowe Price Summit Municipal Intermediate Fund	10/31/2021
811-07095	T. Rowe Price Summit Municipal Funds, Inc.	T. Rowe Price Summit Municipal Income Fund	10/31/2021
811-07173	T. Rowe Price Spectrum Funds II, Inc.	T. Rowe Price Spectrum Moderate Allocation Fund	05/31/2022

File #	Registrant Name	Series Name	FYE Reviewed
811-07173	T. Rowe Price Spectrum Funds II, Inc.	T. Rowe Price Spectrum Conservative Allocation Fund	05/31/2022
811-07173	T. Rowe Price Spectrum Funds II, Inc.	T. Rowe Price Spectrum Moderate Growth Allocation Fund	05/31/2022
811-08279	T. Rowe Price Reserve Investment Funds, Inc.	T. Rowe Price Treasury Reserve Fund	05/31/2022
811-08279	T. Rowe Price Reserve Investment Funds, Inc.	T. Rowe Price Short-Term Fund	05/31/2021
811-08279	T. Rowe Price Reserve Investment Funds, Inc.	T. Rowe Price Government Reserve Fund	05/31/2022
811-10093	T. Rowe Price QM U.S. Bond Index Fund, Inc.	T. Rowe Price QM U.S. Bond Index Fund	10/31/2021
811-10063	T. Rowe Price International Index Fund, Inc.	T. Rowe Price International Equity Index Fund	10/31/2021
811-21149	T. Rowe Price Retirement Funds, Inc.	T. Rowe Price Target 2005 Fund	05/31/2022
811-21149	T. Rowe Price Retirement Funds, Inc.	T. Rowe Price Target 2060 Fund	05/31/2022
811-21149	T. Rowe Price Retirement Funds, Inc.	T. Rowe Price Retirement 2020 Fund	05/31/2022
811-21149	T. Rowe Price Retirement Funds, Inc.	T. Rowe Price Retirement 2055 Fund	05/31/2022
811-21149	T. Rowe Price Retirement Funds, Inc.	T. Rowe Price Retirement Balanced Fund	05/31/2022
811-21149	T. Rowe Price Retirement Funds, Inc.	T. Rowe Price Retirement I 2045 Fund-I Class	05/31/2022
811-21149	T. Rowe Price Retirement Funds, Inc.	T. Rowe Price Target 2010 Fund	05/31/2022
811-21149	T. Rowe Price Retirement Funds, Inc.	T. Rowe Price Target 2045 Fund	05/31/2022
811-21149	T. Rowe Price Retirement Funds, Inc.	T. Rowe Price Retirement 2060 Fund	05/31/2022
811-21149	T. Rowe Price Retirement Funds, Inc.	T. Rowe Price Target 2020 Fund	05/31/2022
811-21149	T. Rowe Price Retirement Funds, Inc.	T. Rowe Price Retirement 2005 Fund	05/31/2022
811-21149	T. Rowe Price Retirement Funds, Inc.	T. Rowe Price Retirement I 2030 Fund-I Class	05/31/2022
811-21149	T. Rowe Price Retirement Funds, Inc.	T. Rowe Price Retirement I 2055 Fund-I Class	05/31/2022
811-21149	T. Rowe Price Retirement Funds, Inc.	T. Rowe Price Retirement I 2010 Fund-I Class	05/31/2022
811-21149	T. Rowe Price Retirement Funds, Inc.	T. Rowe Price Target 2050 Fund	05/31/2022
811-21149	T. Rowe Price Retirement Funds, Inc.	T. Rowe Price Retirement I 2015 Fund-I Class	05/31/2022
811-21149	T. Rowe Price Retirement Funds, Inc.	T. Rowe Price Target 2015 Fund	05/31/2022
811-21149	T. Rowe Price Retirement Funds, Inc.	T. Rowe Price Retirement I 2025 Fund-I Class	05/31/2022
811-21149	T. Rowe Price Retirement Funds, Inc.	T. Rowe Price Retirement I 2040 Fund-I Class	05/31/2022
811-21149	T. Rowe Price Retirement Funds, Inc.	T. Rowe Price Retirement 2050 Fund	05/31/2022
811-21149	T. Rowe Price Retirement Funds, Inc.	T. Rowe Price Retirement I 2020 Fund-I Class	05/31/2022
811-21149	T. Rowe Price Retirement Funds, Inc.	T. Rowe Price Retirement 2015 Fund	05/31/2022
811-21149	T. Rowe Price Retirement Funds, Inc.	T. Rowe Price Retirement 2040 Fund	05/31/2022
811-21149	T. Rowe Price Retirement Funds, Inc.	T. Rowe Price Target 2030 Fund	05/31/2022
811-21149	T. Rowe Price Retirement Funds, Inc.	T. Rowe Price Retirement 2045 Fund	05/31/2022
811-21149	T. Rowe Price Retirement Funds, Inc.	T. Rowe Price Target 2035 Fund	05/31/2022
811-21149	T. Rowe Price Retirement Funds, Inc.	T. Rowe Price Retirement 2030 Fund	05/31/2022
811-21149	T. Rowe Price Retirement Funds, Inc.	T. Rowe Price Target 2040 Fund	05/31/2022
811-21149	T. Rowe Price Retirement Funds, Inc.	T. Rowe Price Target 2055 Fund	05/31/2022

File #	Registrant Name	Series Name	FYE Reviewed
811-21149	T. Rowe Price Retirement Funds, Inc.	T. Rowe Price Retirement I 2035 Fund-I Class	05/31/2022
811-21149	T. Rowe Price Retirement Funds, Inc.	T. Rowe Price Retirement 2010 Fund	05/31/2022
811-21149	T. Rowe Price Retirement Funds, Inc.	T. Rowe Price Retirement I 2050 Fund-I Class	05/31/2022
811-21149	T. Rowe Price Retirement Funds, Inc.	T. Rowe Price Retirement I 2005 Fund-I Class	05/31/2022
811-21149	T. Rowe Price Retirement Funds, Inc.	T. Rowe Price Retirement 2025 Fund	05/31/2022
811-21149	T. Rowe Price Retirement Funds, Inc.	T. Rowe Price Target 2025 Fund	05/31/2022
811-21149	T. Rowe Price Retirement Funds, Inc.	T. Rowe Price Retirement I 2060 Fund-I Class	05/31/2022
811-21149	T. Rowe Price Retirement Funds, Inc.	T. Rowe Price Retirement Balanced I Fund- I Class	05/31/2022
811-21149	T. Rowe Price Retirement Funds, Inc.	T. Rowe Price Retirement 2035 Fund	05/31/2022
811-21185	T. Rowe Price Inflation Protected Bond Fund, Inc.	T. Rowe Price Inflation Protected Bond Fund, Inc.	05/31/2022
811-21919	T. Rowe Price Limited-Duration Inflation Focused Bond Fund, Inc.	T. Rowe Price Limited Duration Inflation Focused Bond Fund, Inc.	05/31/2022
811-22243	T. Rowe Price Global Multi-Sector Bond Fund, Inc.	T. Rowe Price Global Multi-Sector Bond Fund, Inc.	05/31/2021
811-22410	T. Rowe Price Real Assets Fund, Inc.	T. Rowe Price Real Assets Fund, Inc.	12/31/2021
811-22557	T. Rowe Price Floating Rate Fund, Inc.	T. Rowe Price Floating Rate Fund, Inc.	05/31/2022
811-22810	T. Rowe Price Global Allocation Fund, Inc.	T. Rowe Price Global Allocation Fund, Inc.	10/31/2021
811-22939	T. Rowe Price Credit Opportunities Fund, Inc.	T. Rowe Price Credit Opportunities Fund, Inc.	05/31/2021
811-23180	T. Rowe Price Total Return Fund, Inc.	T. Rowe Price Total Return Fund	05/31/2021
811-03566	T. Rowe Price Growth & Income Fund, Inc.	T. Rowe Price Growth & Income Fund, Inc.	12/31/2020
811-21149	T. Rowe Price Retirement Funds, Inc.	T. Rowe Price Retirement 2065 Fund	05/31/2022
811-21149	T. Rowe Price Retirement Funds, Inc.	T. Rowe Price Target 2065 Fund	05/31/2022
811-21149	T. Rowe Price Retirement Funds, Inc.	T. Rowe Price Retirement I 2065 Fund-I Class	05/31/2022
811-02396	T. Rowe Price New Income Fund, Inc.	T. Rowe Price New Income Fund, Inc.	05/31/2022